

Semiannual Report

DECEMBER 31, 2017

	Ticker
IVY NEXTSHARES	
Ivy Focused Energy NextShares	IVENC
Ivy Focused Growth NextShares	IVFGC
Ivy Focused Value NextShares	IVFVC

Listing Exchange: The NASDAQ Stock Market LLC

CONTENTS

This report is submitted for the general information of the shareholders of Ivy NextShares. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy NextShares prospectus, or summary prospectus, and current performance information.



Philip J. Sanders, CFA

Dear Shareholder,

Over the past six months, the stock market rose despite ongoing uncertainty about global economic growth, interest rates, oil prices and political dissension. See the table for a six-month comparison of some common market metrics.

Many investors may be unsettled by continued acrimony in Washington – including debate about a range of issues from trade to the budget, immigration and health care – which could cause volatility in the markets. Nonetheless, we've seen an extended rise and record highs in common stock indexes. While we remain aware of risks, we believe it is important to stay focused on the fundamentals and merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

By the end of your funds' semi-annual fiscal period, the U.S. economy remained fundamentally sound, supported primarily by the U.S. consumer, who is benefitting from relatively low energy prices, lower inflation in general and an improved labor market. Both consumers and corporations are anticipating the benefits of new tax reform legislation introduced in late 2017. Overall, the global economy has improved during the past year. In particular, economic growth in the eurozone has accelerated, benefitting from policy stimulus and improving external demand. The improved economic outlook has caused the European Central Bank to consider adjusting its policies, although a timeline for any changes isn't clear.

The U.S. Federal Reserve (Fed) has hiked interest rates five times since late 2015, including three times in 2017. We think the Fed will raise rates three more times in 2018. The Fed also recently began reducing its balance sheet by allowing maturing Treasury and mortgage-backed securities to roll off. We think most financial markets already are pricing the drawdown into their projections and do not expect major volatility as a result of the Fed's actions. We believe job growth and inflation will be the most important determinants in the direction of long-term central bank policy.

Expanding valuations and corporate earnings growth were key drivers to the equity market advance in 2017. We believe continued earnings growth will need to carry more of the burden going forward. We see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	12/31/2017	6/30/2017
S&P 500 Index	2,673.61	2,423.41
MSCI EAFE Index	2,050.79	1,883.19
10-Year Treasury Yield	2.40%	2.31%
U.S. unemployment rate	4.1%	4.3%
30-year fixed mortgage rate	3.99%	3.88%
Oil price per barrel	$ 60.42	$ 46.04

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J Sanders

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy NextSares Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including brokerage commissions on purchases and sales of fund shares and (2) ongoing costs, including management fees and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2017.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each Fund. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as brokerage commissions paid on purchases and sales of fund shares. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 4 to the Financial Statements for further information.

	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
Fund	Beginning Account Value 6-30-17	Ending Account Value 12-31-17	Expenses Paid During Period*	Beginning Account Value 6-30-17	Ending Account Value 12-31-17	Expenses Paid During Period*	
Ivy Focused Energy NextShares	$1,000	$ 1,140.80	$ 5.14	$1,000	$1,020.42	$4.85	0.95%
Ivy Focused Growth NextShares	$1,000	$ 1,139.30	$ 4.17	$1,000	$ 1,021.27	$3.94	0.78%
Ivy Focused Value NextShares	$1,000	$1,060.40	$4.02	$1,000	$ 1,021.27	$3.94	0.78%

*Fund expenses are equal to the Fund's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2017, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other Funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as brokerage commissions on purchases and sales of fund shares.

ALL DATA IS AS OF DECEMBER 31, 2017 (UNAUDITED)

Asset Allocation

Stocks	96.5%
Energy	96.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.5%

Country Weightings

North America	93.6%
United States	90.8%
Other North America	2.8%
Europe	2.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.5%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
Continental Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Schlumberger Ltd.	United States	Energy	Oil & Gas Equipment & Services
Pioneer Natural Resources Co.	United States	Energy	Oil & Gas Exploration & Production
Parsley Energy, Inc., Class A	United States	Energy	Oil & Gas Exploration & Production
RPC, Inc.	United States	Energy	Oil & Gas Equipment & Services
RSP Permian, Inc.	United States	Energy	Oil & Gas Exploration & Production
Devon Energy Corp.	United States	Energy	Oil & Gas Exploration & Production
Concho Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper, short term investment funds and other money market instruments.

(a)Effective October 31, 2017, the name of Ivy Energy NextShares changed to Ivy Focused Energy NextShares.

DECEMBER 31, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Energy		
Integrated Oil & Gas – 6.5%		
Chevron Corp.	2	$ 296
Suncor Energy, Inc.	6	218
		514
Oil & Gas Drilling – 3.0%		
Patterson-UTI Energy, Inc.	10	234
Oil & Gas Equipment & Services – 28.3%		
Baker Hughes, Inc.	6	203
Core Laboratories N.V.	2	232
Halliburton Co.	9	463
RPC, Inc.	14	365
Schlumberger Ltd.	6	427
Superior Energy Services, Inc. (A)	24	234
U.S. Silica Holdings, Inc.	9	303
		2,227
Oil & Gas Exploration & Production – 52.1%		
Anadarko Petroleum Corp.	5	295
Cimarex Energy Co.	2	213
Concho Resources, Inc. (A)	2	304

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production (Continued)		
Continental Resources, Inc. (A)	9	$ 451
Devon Energy Corp.	7	310
Diamondback Energy, Inc. (A)	2	243
EOG Resources, Inc.	4	441
Newfield Exploration Co. (A)	9	281
Oasis Petroleum LLC (A)	22	188
Parsley Energy, Inc., Class A (A)	13	390
Pioneer Natural Resources Co.	2	399
RSP Permian, Inc. (A)	8	330
WPX Energy, Inc. (A)	18	259
		4,104
Oil & Gas Refining & Marketing – 3.9%		
Marathon Petroleum Corp.	5	303
Oil & Gas Storage & Transportation – 2.7%		
Enterprise Products Partners L.P.	8	215
Total Energy – 96.5%		**7,597**
TOTAL COMMON STOCKS – 96.5%		**$7,597**
(Cost: $7,915)		

SHORT-TERM SECURITIES	Shares	Value
Short Term Investment Funds – 2.8%		
State Street Institutional U.S. Government Money Market Fund	220	$ 220
TOTAL SHORT-TERM SECURITIES – 2.8%		**$ 220**
(Cost: $220)		
TOTAL INVESTMENT SECURITIES – 99.3%		**$7,817**
(Cost: $8,135)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		57
NET ASSETS – 100.0%		**$7,874**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$7,597	$ —	$ —
Short-Term Securities	—	220	—
Total	$7,597	$220	$ —

During the period ended December 31, 2017, there were no transfers between Level 1 and 2.

Country Diversification

(as a % of net assets)

United States	90.8%
Netherlands	2.9%
Canada	2.8%
Other+	3.5%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF DECEMBER 31, 2017

Asset Allocation

Stocks	93.6%
Information Technology	53.1%
Consumer Discretionary	15.4%
Industrials	11.2%
Financials	8.5%
Health Care	5.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	6.4%

Top 10 Equity Holdings

Company	Sector	Industry
Home Depot, Inc. (The)	Consumer Discretionary	Home Improvement Retail
Alphabet, Inc., Class C	Information Technology	Internet Software & Services
Microsoft Corp.	Information Technology	Systems Software
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Adobe Systems, Inc.	Information Technology	Application Software
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Facebook, Inc., Class A	Information Technology	Internet Software & Services
Amazon.com, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
salesforce.com, Inc.	Information Technology	Application Software
Charles Schwab Corp. (The)	Financials	Investment Banking & Brokerage

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper, short term investment funds and other money market instruments.

SCHEDULE OF INVESTMENTS

IVY FOCUSED GROWTH NEXTSHARES *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Automobile Manufacturers – 2.1%		
Ferrari N.V.	2	$ 237
Cable & Satellite – 2.1%		
Comcast Corp., Class A	6	233
Home Improvement Retail – 6.6%		
Home Depot, Inc. (The)	4	735
Internet & Direct Marketing Retail – 4.6%		
Amazon.com, Inc. (A)	—*	520
Total Consumer Discretionary – 15.4%		**1,725**
Financials		
Financial Exchanges & Data – 4.0%		
CME Group, Inc.	3	450
Investment Banking & Brokerage – 4.5%		
Charles Schwab Corp. (The)	10	506
Total Financials – 8.5%		**956**
Health Care		
Biotechnology – 2.5%		
Vertex Pharmaceuticals, Inc. (A)	2	281
Managed Health Care – 2.9%		
UnitedHealth Group, Inc.	1	328
Total Health Care – 5.4%		**609**

COMMON STOCKS (Continued)	Shares	Value
Industrials		
Aerospace & Defense – 4.0%		
Lockheed Martin Corp.	1	$ 452
Construction Machinery & Heavy Trucks – 4.0%		
Caterpillar, Inc.	3	445
Railroads – 3.2%		
Union Pacific Corp.	3	359
Total Industrials – 11.2%		**1,256**
Information Technology		
Application Software – 10.5%		
Adobe Systems, Inc. (A)	4	659
salesforce.com, Inc. (A)	5	513
		1,172
Data Processing & Outsourced Services – 14.4%		
MasterCard, Inc., Class A	4	674
PayPal, Inc. (A)	6	471
Visa, Inc., Class A	4	470
		1,615
Home Entertainment Software – 2.5%		
Electronic Arts, Inc. (A)	3	278
Internet Software & Services – 11.0%		
Alphabet, Inc., Class C (A)	1	702
Facebook, Inc., Class A (A)	3	534
		1,236
Semiconductor Equipment – 2.6%		
Lam Research Corp.	2	296

COMMON STOCKS (Continued)	Shares	Value
Systems Software – 6.2%		
Microsoft Corp.	8	$ 700
Technology Hardware, Storage & Peripherals – 5.9%		
Apple, Inc.	4	656
Total Information Technology – 53.1%		**5,953**
TOTAL COMMON STOCKS – 93.6%		**$10,499**
(Cost: $8,159)		
SHORT-TERM SECURITIES		
Short Term Investment Funds – 5.9%		
State Street Institutional U.S. Government Money Market Fund	657	657
TOTAL SHORT-TERM SECURITIES – 5.9%		**$ 657**
(Cost: $657)		
TOTAL INVESTMENT SECURITIES – 99.5%		**$ 11,156**
(Cost: $8,816)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%		61
NET ASSETS – 100.0%		**$ 11,217**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$10,499	$ —	$ —
Short-Term Securities	—	657	—
Total	$10,499	$657	$ —

During the period ended December 31, 2017, there were no transfers between Level 1 and 2.

ALL DATA IS AS OF DECEMBER 31, 2017 (UNAUDITED)

Asset Allocation

Stocks	99.0%
Consumer Discretionary	27.4%
Financials	22.7%
Health Care	16.1%
Information Technology	12.7%
Materials	6.0%
Industrials	5.3%
Energy	4.9%
Consumer Staples	3.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.0%

Top 10 Equity Holdings

Company	Sector	Industry
LyondellBasell Industries N.V., Class A	Materials	Commodity Chemicals
American Capital Agency Corp.	Financials	Mortgage REITs
Eaton Corp.	Industrials	Electrical Components & Equipment
Principal Financial Group, Inc.	Financials	Life & Health Insurance
Energy Transfer Partners L.P.	Energy	Oil & Gas Storage & Transportation
Intel Corp.	Information Technology	Semiconductors
Pfizer, Inc.	Health Care	Pharmaceuticals
Gap, Inc. (The)	Consumer Discretionary	Apparel Retail
Target Corp.	Consumer Discretionary	General Merchandise Stores
Hanesbrands, Inc.	Consumer Discretionary	Apparel, Accessories & Luxury Goods

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper, short term investment funds and other money market instruments.

DECEMBER 31, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Advertising – 4.0%		
Interpublic Group of Cos., Inc. (The)	19	$ 385
Apparel Retail – 4.3%		
Gap, Inc. (The)	12	409
Apparel, Accessories & Luxury Goods – 4.2%		
Hanesbrands, Inc.	19	397
Automobile Manufacturers – 3.9%		
General Motors Co.	9	369
General Merchandise Stores – 4.2%		
Target Corp.	6	398
Homefurnishing Retail – 3.9%		
Williams-Sonoma, Inc.	7	367
Specialized Consumer Services – 2.9%		
H&R Block, Inc.	11	281
Total Consumer Discretionary – 27.4%		**2,606**
Consumer Staples		
Personal Products – 3.9%		
Kimberly-Clark Corp.	3	374
Total Consumer Staples – 3.9%		**374**
Energy		
Oil & Gas Storage & Transportation – 4.9%		
Energy Transfer Partners L.P.	26	469
Total Energy – 4.9%		**469**
Financials		
Life & Health Insurance – 5.0%		
Principal Financial Group, Inc.	7	473

COMMON STOCKS (Continued)	Shares	Value
Mortgage REITs – 5.7%		
American Capital Agency Corp.	27	$ 547
Property & Casualty Insurance – 3.9%		
Old Republic International Corp.	17	370
Regional Banks – 8.1%		
First Hawaiian, Inc.	13	385
SunTrust Banks, Inc.	6	381
		766
Total Financials – 22.7%		**2,156**
Health Care		
Biotechnology – 7.9%		
Amgen, Inc.	2	383
Gilead Sciences, Inc.	5	365
		748
Pharmaceuticals – 8.2%		
AbbVie, Inc.	4	377
Pfizer, Inc.	11	409
		786
Total Health Care – 16.1%		**1,534**
Industrials		
Electrical Components & Equipment – 5.3%		
Eaton Corp.	6	498
Total Industrials – 5.3%		**498**
Information Technology		
Communications Equipment – 4.1%		
Cisco Systems, Inc.	10	390
Semiconductors – 8.6%		
Intel Corp.	10	466
QUALCOMM, Inc.	5	346
		812
Total Information Technology – 12.7%		**1,202**

COMMON STOCKS (Continued)	Shares	Value
Materials		
Commodity Chemicals – 6.0%		
LyondellBasell Industries N.V., Class A	5	$ 574
Total Materials – 6.0%		**574**
TOTAL COMMON STOCKS – 99.0%		**$ 9,413**
(Cost: $8,862)		
SHORT-TERM SECURITIES		
Short Term Investment Funds – 0.4%		
State Street Institutional U.S. Government Money Market Fund	39	39
TOTAL SHORT-TERM SECURITIES – 0.4%		**$ 39**
(Cost: $39)		
TOTAL INVESTMENT SECURITIES – 99.4%		**$9,452**
(Cost: $8,901)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.6%		58
NET ASSETS – 100.0%		**$9,510**

Notes to Schedule of Investments

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$9,413	$ —	$ —
Short-Term Securities	—	39	—
Total	$9,413	$39	$ —

During the period ended December 31, 2017, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

STATEMENTS OF ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2017 (UNAUDITED)

(In thousands, except per share amounts)	Ivy Focused Energy NextShares[1]	Ivy Focused Growth NextShares	Ivy Focused Value NextShares
ASSETS			
Investments in unaffiliated securities at value+	$ 7,817	$ 11,156	$9,452
Investments at Market Value	7,817	11,156	9,452
Dividends and interest receivable	4	12	8
Receivable from affiliates	105	104	104
Total Assets	7,926	11,272	9,564
LIABILITIES			
Shareholder servicing payable	2	2	2
Investment management fee payable	1	1	1
Accounting services fee payable	19	19	19
Other liabilities	30	33	32
Total Liabilities	52	55	54
Total Net Assets	$7,874	$11,217	$9,510
NET ASSETS			
Capital paid in (shares authorized – unlimited)	$8,924	$ 8,854	$8,930
Undistributed net investment income	3	1	40
Accumulated net realized gain (loss)	(735)	22	(11)
Net unrealized appreciation (depreciation)	(318)	2,340	551
Total Net Assets	$7,874	$11,217	$9,510
CAPITAL SHARES OUTSTANDING	425	430	425
NET ASSET VALUE PER SHARE	$ 18.53	$ 26.09	$ 22.38
+COST			
Investments in unaffiliated securities at cost	$ 8,135	$ 8,816	$ 8,901

(1)Effective October 31, 2017, the Fund's name changed from Ivy Energy NextShares to Ivy Focused Energy NextShares.

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 (UNAUDITED)

(In thousands)	Ivy Focused Energy NextShares[1]	Ivy Focused Growth NextShares	Ivy Focused Value NextShares
INVESTMENT INCOME			
Dividends from unaffiliated securities	$ 121	$ 53	$ 171
Interest and amortization from unaffiliated securities	1	3	—*
Total Investment Income	122	56	171
EXPENSES			
Investment management fee	30	40	35
Service fee	1	1	1
Custodian fees	3	3	3
Independent Trustees and Chief Compliance Officer fees	—*	—*	—*
Accounting services fee	57	57	57
Professional fees	17	16	16
Other	29	27	26
Total Expenses	137	144	138
Less:			
Expenses in excess of limit	(103)	(102)	(102)
Total Net Expenses	34	42	36
Net Investment Income	88	14	135
REALIZED AND UNREALIZED GAIN (LOSS)			
Net realized gain (loss) on:			
Investments in unaffiliated securities	(673)	167	(11)
Foreign currency exchange transactions	—*	—	—
Net change in unrealized appreciation (depreciation) on:			
Investments in unaffiliated securities	1,562	1,196	425
Net Realized and Unrealized Gain	889	1,363	414
Net Increase in Net Assets Resulting from Operations	$ 977	$1,377	$549

*Not shown due to rounding.
(1)Effective October 31, 2017, the Fund's name changed from Ivy Energy NextShares to Ivy Focused Energy NextShares.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Focused Energy NextShares[1]		Ivy Focused Growth NextShares		Ivy Focused Value NextShares	
	Six months ended 12-31-17 (Unaudited)	Period from 10-17-16 (commencement of operations) to 6-30-17	Six months ended 12-31-17 (Unaudited)	Period from 10-17-16 (commencement of operations) to 6-30-17	Six months ended 12-31-17 (Unaudited)	Period from 10-17-16 (commencement of operations) to 6-30-17
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 88	$ (4)	$ 14	$ 25	$ 135	$ 145
Net realized gain (loss) on investments	(673)	(25)	167	(42)	(11)	163
Net change in unrealized appreciation (depreciation)	1,562	(1,880)	1,196	1,144	425	126
Net Increase (Decrease) in Net Assets Resulting from Operations	977	(1,909)	1,377	1,127	549	434
Distributions to Shareholders From:						
Net investment income	(82)	—	(30)	(8)	(120)	(115)
Net realized gains	—	—	(19)	—	(114)	—
Total Distributions to Shareholders	(82)	—	(49)	(8)	(234)	(115)
Capital Share Transactions	—	8,888	—	8,770	—	8,876
Net Increase in Net Assets	895	6,979	1,328	9,889	315	9,195
Net Assets, Beginning of Period	6,979	—	9,889	—	9,195	—
Net Assets, End of Period	$7,874	$6,979	$11,217	$9,889	$9,510	$9,195
Undistributed (distributions in excess of) net investment income	$ 3	$ (3)	$ 1	$ 17	$ 40	$ 25

(1)Effective October 31, 2017, the Fund's name changed from Ivy Energy NextShares to Ivy Focused Energy NextShares.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Ivy Focused Energy NextShares							
Six-month period ended							
12-31-2017 (unaudited)	$ 16.42	$0.20	$ 2.10	$ 2.30	$ (0.19)	$ —	$ (0.19)
Period ended 6-30-2017[4]	20.00	(0.01)	(3.57)	(3.58)	—	—	—
Ivy Focused Growth NextShares							
Six-month period ended							
12-31-2017 (unaudited)	23.00	0.03	3.18	3.21	(0.07)	(0.05)	(0.12)
Period ended 6-30-2017[4]	20.00	0.07	2.97	3.04	(0.04)	—	(0.04)
Ivy Focused Value NextShares							
Six-month period ended							
12-31-2017 (unaudited)	21.64	0.32	0.97	1.29	(0.28)	(0.27)	(0.55)
Period ended 6-30-2017[4]	20.00	0.44	1.53	1.97	(0.33)	—	(0.33)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value. Total returns do not reflect a sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the Fund had waived or reimbursed expenses.

(4) For the period from October 17, 2016 (commencement of operations of the Fund) through June 30, 2017.

(5) Annualized.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Ivy Focused Energy NextShares								
Six-month period ended								
12-31-2017 (unaudited)	$ 18.53	14.08%	$ 8	0.95%[5]	2.43%[5]	3.84%[5]	-0.46%[5]	29%
Period ended 6-30-2017[4]	16.42	-17.89	7	0.95[5]	-0.09[5]	4.16[5]	-3.30[5]	18
Ivy Focused Growth NextShares								
Six-month period ended								
12-31-2017 (unaudited)	26.09	13.93	11	0.78[5]	0.26[5]	2.68[5]	-1.64[5]	22
Period ended 6-30-2017[4]	23.00	15.21	10	0.78[5]	0.48[5]	3.61[5]	-2.35[5]	25
Ivy Focused Value NextShares								
Six-month period ended								
12-31-2017 (unaudited)	22.38	6.04	10	0.78[5]	2.94[5]	3.00[5]	0.72[5]	80
Period ended 6-30-2017[4]	21.64	9.87	9	0.78[5]	2.95[5]	3.69[5]	0.04[5]	66

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy NextShares, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"). Ivy Focused Energy NextShares (formerly known as Ivy Energy NextShares) is classified as diversified under the 1940 Act, while Ivy Focused Growth NextShares and Ivy Focused Value NextShares are classified as non-diversified. Ivy Focused Energy NextShares, Ivy Focused Growth NextShares and Ivy Focused Value NextShares (each, a "Fund") are three series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund is an actively managed exchange-traded product operating pursuant to an order issued by the Securities and Exchange Commission ("SEC") granting an exemption from certain provisions of the 1940 Act. Individual shares of a NextShares Fund may be purchased and sold only on a national securities exchange or alternative trading system through a broker-dealer that offers NextShares, and may not be directly purchased or redeemed from a NextShares Fund. Trading prices of NextShares are directly linked to the Fund's next-computed net asset value per share ("NAV") and will vary from NAV by a market-determined trading cost (a premium or discount to NAV), which may be zero. Buyers and sellers of NextShares will not know the value of their purchases and sales until NAV is determined at the end of the trading day.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general

economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust

the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

• Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

• Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

• Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

There were no Level 3 securities owned during the period ended December 31, 2017. There were no transfers between any levels during the period ended December 31, 2017.

4. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS
($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the annual rates of 0.85%, 0.75% and 0.75% in Ivy Focused Energy NextShares, Ivy Focused Growth NextShares and Ivy Focused Value NextShares, respectively, as a percentage of average daily net assets.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance and other administrative services, including maintenance of Fund records, preparation of prospectuses for existing shareholders, preparation of proxy statements and certain shareholder reports. For these services, each Fund pays WISC a monthly fee, equal to the greater of one-twelfth of the asset-based fee or the aggregate annual minimum fee as shown in the following table, based on the average daily net asset levels shown in the following table:

Annual Minimum Fee (Per Fund) $115,000

Asset-Based Fee (all Funds)	Annual Basis Point Rate
First $1 Billion	0.03%
Next $5 Billion	0.0225%
Thereafter	0.015%

Other Fees. Each Fund pays all of its other expenses. These include, for each Fund, the costs of printing and mailing materials sent to shareholders, audit and outside legal fees, taxes, brokerage commissions, interest, insurance premiums, custodian fees, fees payable by the Funds under Federal or other securities laws and to the Investment Company Institute, cost of processing and maintaining shareholder records, costs of systems or services used to price Fund securities and nonrecurring and extraordinary expenses, including litigation and indemnification relating to litigation.

Expense Reimbursements and/or Waivers. IICO, the Funds' investment manager has contractually agreed to reimburse sufficient management fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Fund expense limitations and related waivers/reimbursements for the period ended December 31, 2017 were as follows:

Fund Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Focused Energy NextShares	Contractual	10-17-2016	10-31-2018	0.95%	$30	Investment management fees
					73	Accounting and administrative services fees
Ivy Focused Growth NextShares	Contractual	10-17-2016	10-31-2018	0.78%	$40	Investment management fees
					62	Accounting and administrative services fees
Ivy Focused Value NextShares	Contractual	10-17-2016	10-31-2018	0.78%	$35	Investment management fees
					67	Accounting and administrative services fees

Any amounts due to the Funds as a reimbursement but not paid as of December 31, 2017 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

5. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding in-kind transactions and short-term securities) for the period ended December 31, 2017, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Focused Energy NextShares	$—	$1,982	$—	$2,045
Ivy Focused Growth NextShares	—	2,257	—	2,726
Ivy Focused Value NextShares	—	7,314	—	7,350

For the period ended December 31, 2017, the Funds did not have any in-kind contributions or redemptions.

6. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Funds issue and redeem shares only in specified large aggregations ("Creation Units") of 25,000 shares or multiples thereof. Creation Units may be purchased or redeemed only by or through "Authorized Participants," which are broker-dealers or institutional investors that have entered into agreements with ALPS Distributors, Inc., the Funds' distributor for this purpose. The Funds issue and redeem Creation Units in return for the securities, other instruments and/or cash ("Basket") that the Funds specify each business day. The Funds impose transaction fees on Creation Units issued and redeemed to offset the estimated cost to the Fund of processing the transaction and converting the Basket to or from the desired portfolio composition. Such transaction fees are reflected in capital share transactions on the Statement of Changes in Net Assets. Transactions in capital shares for each Fund were as follows:

	Ivy Focused Energy NextShares				Ivy Focused Growth NextShares			
	Six months ended 12-31-17		Period from 10-17-16 (commencement of operations) to 6-30-17		Six months ended 12-31-17		Period from 10-17-16 (commencement of operations) to 6-30-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	—	$—	450	$9,385	—	$—	455	$9,323
Shares issued in reinvestment of distributions to shareholders	—	—	—	—	—	—	—	—
Shares redeemed	—	—	(25)	(497)	—	—	(25)	(553)
Net increase	—	$—	425	$8,888	—	$—	430	$8,770

	Ivy Focused Value NextShares			
	Six months ended 12-31-17		Period from 10-17-16 (commencement of operations) to 6-30-17	
	Shares	Value	Shares	Value
Shares issued from sale of shares	—	$—	450	$9,422
Shares issued in reinvestment of distributions to shareholders	—	—	—	—
Shares redeemed	—	—	(25)	(546)
Net increase	—	$—	425	$8,876

7. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at December 31, 2017 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Focused Energy NextShares	$8,143	$ 344	$670	$ (326)
Ivy Focused Growth NextShares	8,816	2,369	29	2,340
Ivy Focused Value NextShares	8,901	695	144	551

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended June 30, 2017 and the post-October and late-year ordinary activity were as follows:

Fund	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Focused Energy NextShares	$ —	$—	$—	$—	$ 5
Ivy Focused Growth NextShares	16	—	—	—	—
Ivy Focused Value NextShares	138	—	—	—	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the fiscal year ended June 30, 2017 were as follows:

	June 30, 2017[1]	
Fund	Distributed Ordinary Income[2]	Distributed Long-Term Capital Gains
Ivy Focused Energy NextShares	$ —	$—
Ivy Focused Growth NextShares	8	—
Ivy Focused Value NextShares	115	—

(1) Initial year of operations.
(2) Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of June 30, 2017 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of June 30, 2017, the capital loss carryovers were as follows:

	Post-Enactment	
Fund	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy Focused Energy NextShares	$ 57	$—
Ivy Focused Growth NextShares	126	—
Ivy Focused Value NextShares	—	—

PROXY VOTING INFORMATION

Proxy Voting Guidelines

A description of the policies and procedures Ivy NextShares uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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THE IVY NEXTSHARES FAMILY

Domestic Equity Funds

Ivy Focused Growth NextShares

Ivy Focused Value NextShares

Specialty Funds

Ivy Focused Energy NextShares

About NextShares: Shares of NextShares funds are normally bought and sold in the secondary market through a broker, and may not be individually purchased or redeemed from the fund. In the secondary market, buyers and sellers transact with each other, rather than with the fund. NextShares funds issue and redeem shares only in specified creation unit quantities in transactions by or through Authorized Participants. In such transactions, a fund issues and redeems shares in exchange for the basket of securities, other instruments and/or cash that the fund specifies each business day. By transacting in kind, a NextShares fund can lower its trading costs and enhance fund tax efficiency by avoiding forced sales of securities to meet redemptions. Redemptions may be effected partially or entirely in cash when in-kind delivery is not practicable or deemed not in the best interests of shareholders. A fund's basket is not intended to be representative of the fund's current portfolio positions and may vary significantly from current positions. As exchange-traded securities, NextShares can operate with low transfer agency expenses by utilizing the same highly efficient share processing system as used for exchange-listed stocks and ETFs. Trading prices are linked to the NextShares next-computed NAV and will vary by a market-determined premium or discount, which may be zero; may be above, at or below NAV; and may vary significantly from anticipated levels. Purchase and sale prices will not be known until the NextShares NAV is determined at the end of the trading day. NextShares do not offer the opportunity to transact intraday based on current (versus end-of-day) determinations of a fund's value. Limit orders can be used to control differences in trade prices versus NAV (cost of trade execution), but cannot be used to control or limit execution price. Buying and selling NextShares may require payment of brokerage commissions and expose transacting shareholders to other trading costs. Frequent trading may detract from realized investment returns. The return on a shareholder's NextShares investment will be reduced if the shareholder sells shares at a greater discount or narrower premium to NAV than he or she acquired the shares.

Ivy NextShares are a new type of actively managed exchange-traded product. Ivy NextShares have a limited operating history and may not be available at all broker/dealers. There is no guarantee that an active trading market for Ivy NextShares will develop or be maintained, or that their listings will continue or remain unchanged.

1.800.777.6472

Visit us online at www.ivyinvestments.com

Ivy NextShares funds are managed by Ivy Investment Management Company and are distributed by ALPS Distributors, Inc. ALPS Distributors, Inc., NextShares Solutions LLC, and Ivy Investment Management Company or Ivy Distributors, Inc. (or their affiliates), are all unaffiliated companies.

Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of an Ivy NextShares exchange-traded managed fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at ivyinvestments.com or from a financial advisor. Read it carefully before investing.